Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

ITURAN LOCATION AND CONTROL LTD.
PRESENTS RESULTS FOR THE SECOND QUARTER OF 2008

Second quarter 2008 revenues reached $35.2m, a pro-forma YoY growth of 45%

AZOUR, Israel – August 12, 2008 – Ituran Location and Control Ltd. (NASDAQ: ITRN, TASE: ITRN), today announced its consolidated financial results for the second quarter ended June 30, 2008.

Highlights of the Quarter
—	Strong top-line and subscriber growth
—	Strong year over year improvement in pro-forma gross and operating margins
—	A 15,000 net subscriber increase to a record of 479,000 as of June 30th, 2008

As previously announced, the sale of Telematics was completed on December 31st, 2007. The results of the second quarter of 2008 therefore exclude the contribution of Telematics. The pro-forma results of the comparable quarter in 2007 also exclude the contribution of Telematics, to enable investors to compare Ituran’s historical results with current results on a similar basis.

Second Quarter Results
Revenues for the second quarter of 2008 reached US$35.2 million. This represents a 45% increase compared with pro-forma revenues of US$24.2 million in the second quarter of last year. The increase in revenues was primarily driven by the strong growth in the Company’s subscriber base particularly in Brazil and Israel during the quarter, revenues from the recently acquired MAPA businesses, the increased average revenue per user and the weak US dollar.

Operating profit for the second quarter of 2008 was US$6.8 million (19.3% of revenues) compared with a pro-forma operating profit of US$4.0 million (16.5% of revenues) in the second quarter of 2007.

EBITDA for the quarter was $9.3 million (26.4% of revenues) compared to a pro-forma EBITDA of $5.5 million (22.6% of revenues) in the second quarter of last year.

Financial expense in the quarter was US$2.3 million as compared with a pro-forma financial income of $691 thousand in the second quarter of last year.

The unusually high financial expense is as a result of the devaluation of the US dollar against the Israeli shekel during the quarter.

The Company’s functional currency in Israel is the Israeli shekel and therefore for reporting purposes the Company’s accounts are prepared in shekels and translated to US dollars. Therefore, due to the fact that most of the Company’s cash is held in dollars, in shekel terms this amount was reduced by approximately NIS 8.3 million (US$ 2.5 million) in the quarter. Thus, Ituran recorded a financial charge of $2.5 million in the quarter, despite the fact that this cash did not change in value in dollar terms.

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ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Given that the primary purpose of Ituran’s cash holdings is for the acquisition of synergistic business which are priced in US dollars, management believes that it is strategically prudent to maintain its cash holdings in US dollars, in order to hedge against currency fluctuations which may affect its ability to make potential acquisitions, despite the short term fluctuations in the Company’s profit and loss statement that this may cause.

GAAP net profit was US$2.5 million in the second quarter of 2008 (7.1% of revenues), compared with a pro-forma net profit of US$3.1 million (12.9% of revenues), as reported in the second quarter of 2007. Fully diluted GAAP EPS in the second quarter of 2008 were US$0.12, compared with US$0.13 per fully diluted share in the second quarter of 2007.

Excluding the abovementioned financial charge, net profit in the quarter was US$4.3 million (12.2% of revenues) and fully diluted EPS was US$0.20.

Cash flow from operations during the quarter was US$5.3 million. Excluding the above-mentioned financial charge, cash flow from operations was US$7.8 million. During the quarter, the company repurchased 0.7 million shares for a total of US$8.9 million.

As of June 30, 2008 the company had a net cash position (including marketable securities) of US$53.5 million compared with US$37.9 million on December 31st, 2007.

Eyal Sheratzky, Co-CEO of Ituran said, “Our second quarter was a very good quarter particularly in terms of record revenue and growth, as well as strong improvement in profitability. We are very much seeing the financial rewards and the fruits of our investments throughout last year. Our strong market position and unique business model based on recurring revenues from our established and growing customer base, underlies our performance. We expect to continue to show growth in revenues and profit throughout this year and beyond.”

Conference Call Information

The Company will be hosting a conference call today, August 12, 2008, at 10am Eastern Time. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls 10 minutes before the conference call commences.

US Dial-in Number: 1 888 668 9141
UK Dial-in Number: 0 800 032 3367
ISRAEL Dial-in Number: 03 918 0691
INTERNATIONAL Dial-in Number: +972 3 918 0691

At:
10:00am Eastern Time, 7:00am Pacific Time, 5:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran’s website, at: www.ituran.com

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ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Certain statements in this press release are “forward-looking statements” within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates” or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 479,000 subscribers distributed globally. Established in 1995, Ituran has approximately 1100 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

Company Contact

Udi Mizrahi (udi_m@ituran.com)
VP Finance, Ituran
(Israel) +972 3 557 1348

International Investor

Ehud Helft
Kenny Green
info@gkir.com
GK Investor Relations
(US) +1 646 201 9246

Investor Relations in Israel

Oded Ben Chorin (oded@km-ir.co.il)
KM Investor Relations
(Israel) +972 3 5167620

** FINANCIAL TABLES TO FOLLOW **

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ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Consolidated Interim Financial Statements
as of June 30, 2008

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Consolidated Interim Financial Statements
as of June 30, 2008

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED INTERIM BALANCE SHEETS

	US dollars
	June 30,	December 31,
(in thousands)	2008	2007

Current assets

Cash and cash equivalents	67,062	28,669
Investments in marketable securities	92	9,558
Accounts receivable (net of allowance for doubtful accounts)	34,220	27,578
Other current assets	7,395	83,783
Inventories	14,907	13,258

	123,676	162,846

Long-term investments and debit balances

Investments in affiliated companies	191	191
Investments in other companies	1,911	1,678
Other current assets	333	49
Loan	558	560
Deposit	350	-
Deferred income taxes	6,641	5,850
Funds in respect of employee rights upon retirement	3,146	2,513

	13,130	10,841

Property and equipment, net	30,771	24,440

Intangible assets, net	8,784	8,801

Goodwill	10,984	9,631

Total assets	187,345	216,559

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED INTERIM BALANCE SHEETS

	US dollars
	June 30,	December 31,
(in thousands)	2008	2007

Current liabilities

Credit from banking institutions	13,607	318
Accounts payable	16,022	12,703
Deferred revenues	6,227	5,801
Other current liabilities	15,806	33,592

	51,662	52,414

Long-term liabilities

Liability for employee rights upon retirement	5,032	4,085
Deferred income taxes	2,051	1,715

	7,083	5,800

Minority interest	3,749	2,860

Capital Notes	5,894	5,894

Total shareholders' equity	118,957	149,591

Total liabilities and shareholders' equity	187,345	216,559

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF INCOME

	US dollars			US dollars
	Six month period ended June 30,			Three month period ended June 30,
(in thousands except per share data)	2008	2007	2007	2008	2007	2007
			Pro-Forma(*)			Pro-Forma(*)

Revenues:
Location-based services	41,671	30,019	30,019	21,843	15,416	15,416
Wireless communications products	26,318	27,142	17,478	13,332	13,807	8,815

	67,989	57,161	47,497	35,175	29,223	24,231

Cost of revenues:
Location-based services	15,459	10,713	10,713	8,268	5,655	5,655

Wireless communications products	20,896	20,300	15,732	10,414	10,631	8,109

	36,355	31,013	26,445	18,682	16,286	13,764

Gross profit	31,634	26,148	21,052	16,493	12,937	10,467

Research and development expenses	200	1,476	201	94	763	100
Selling and marketing expenses	5,060	3,247	2,781	2,419	1,665	1,357
General and administrative expenses	13,268	10,181	9,479	7,186	5,336	5,003
Other expenses (income), net	23	1	-	(12)	12	-

Operating income	13,083	11,243	8,591	6,806	5,161	4,007

Financing income (expenses) , net	(6,664)	1,203	1,022	(2,293)	892	691

Income before taxes on income	6,419	12,446	9,613	4,513	6,053	4,698

Taxes on income	(2,470)	(3,468)	(2,591)	(1,689)	(1,743)	(1,392)

	3,949	8,978	7,022	2,824	4,310	3,306
Share in losses of affiliated
companies, net	(29)	(93)	(93)	(13)	(36)	(35)
Minority interests in income of
subsidiaries	(562)	(388)	(329)	(315)	(164)	(134)

Net income for the period	3,358	8,497	6,600	2,496	4,110	3,137

Earnings per share:
Basic	0.15	0.36	0.28	0.12	0.18	0.13

Diluted	0.15	0.36	0.28	0.12	0.18	0.13

Weighted average number of shares
outstanding (in thousands):
Basic	21,850	23,321	23,321	21,593	23,321	23,321

Diluted	21,859	23,482	23,482	21,601	23,482	23,482

(*) Exclude the contribution of Telematics Wireless LTD – the sale of the company was completed on December 31 , 2007.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

	US dollars		US dollars
	Six months period ended June 30 ,		Three months period ended June 30 ,
(in thousands)	2008	2007	2008	2007

Cash flows from operating activities
Net income for the period	3,358	8,497	2,496	4,110
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	4,712	2,947	2,493	1,569
Exchange differences on principal of deposit and loan, net	85	(62)	37	(38)
Exchange differences on principal of marketable securities	(92)	(446)	(49)	(206)
Increase (decrease) in liability for employee rights upon retirement	345	299	234	141
Share in losses of affiliated companies, net	29	93	13	36
Deferred income taxes	222	(405)	801	(422)
Capital loses (gains) on sale of property and equipment, net	54	(1)	21	12
Minority interests in profits of subsidiaries, net	562	388	315	164
Decrease (increase) in accounts receivable	(2,521)	(2,319)	1,112	1,485
Decrease (increase) in other current assets	(2,501)	(326)	(2,302)	(476)
Decrease (increase) in inventories and contracts in process, net	305	(3,604)	1,251	(614)
Increase (decrease) in accounts payable	1,447	1,111	(506)	(1,361)
Increase (decrease) in deferred revenues	(429)	94	(740)	270
Increase (decrease) in other current liabilities	1,500	(1,251)	107	(936)

Net cash provided by operating activities	7,076	5,015	5,283	3,734

Cash flows from investing activities
Increase in funds in respect of employee rights upon retirement, net of
withdrawals	(263)	(288)	(196)	(154)
Capital expenditures	(7,448)	(4,943)	(4,697)	(2,577)
Deposit	(350)		(350)
Proceeds from sale of property and equipment	164	139	32	63
Purchase of intangible assets and minority interest	-	(14)	-	(14)
Investment in affiliated company	-	(1,447)	-	(947)
Investment in marketable securities	(1,760)	(1,574)	(87)	(519)
Sale of marketable securities	12,010	9,310	10,358	302
Acquisition of subsidiary (Appendix A)	-	(8,549)	-	(8,549)
Proceeds from sale of subsidiary	(58,720)		-

Net cash used in investment activities	61,073	(7,366)	5,060	(12,395)

Cash flows from financing activities
Short-term credit from banking institutions, net	13,242	585	2,425	493
Repayment of long-term loans	-	(3,500)	-	(3,163)
Dividend paid	(29,223)	(4,838)	(29,223)	(4,838)
Purchase of shares from treasury	(22,093)	-	(8,881)	-

Net cash used in financing activities	(38,074)	(7,753)	(35,679)	(7,508)

Effect of exchange rate changes on cash and cash equivalents	8,318	(247)	5,954	(984)

Net increase (decrease) in cash and cash equivalents	38,393	(10,351)	(19,382)	(17,153)
Balance of cash and cash equivalents at beginning of period	28,669	43,812	86,444	50,614

Balance of cash and cash equivalents at end of period	67,062	33,461	67,062	33,461

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Appendix A – Acquisition of subsidiary

US dollars
(in thousands)	Six and Three months period ended June 30, 2007

Working capital (excluding cash and cash equivalents ), net	1,280
Funds in respect of employee rights upon retirement	408
Property and equipment, net	397
Goodwill	11,939
Liability for employee rights upon retirement	(729)
Long-term deferred income taxes	(1,583)
Long term loan	(3,163)

8,549